UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 22, 2022, Mr. Zhaorong Zhu tendered his resignation as a director, a member to the Audit Committee of the Board of Director and the Chair of the Compensation Committee and the Nominating Committee of China Xiangtai Food Co., Ltd. (the “Company”), effective March 22, 2022. Mr. Zhu’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures.

On March 22, 2022, the Board of Directors, Nominating Committee and the Compensation Committee approved and confirmed the appointment of Xiaping Cao as a director of the Company, with an annual compensation of US$10,000, effective March 22, 2022 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Cao is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. Mr. Cao will be serving on the Board of Directors as a non-employee, independent director. Mr. Cao has also been named as the Chair of the Nominating Committee and the Compensation Committee, and as a member of the Audit Committee.

The foregoing descriptions of our offer letter to Mr. Cao is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Cao and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Cao is set forth below:

Xiaping Cao, age 45

Dr. Xiaping Cao has years of experience in domestic and overseas teaching, research and management, and has gained a high international reputation in finance and fintech industry. Dr. Cao is a professor of Finance at Hang Seng University of Hong Kong. Previously, Dr. Cao served as Dean of Asia Private Equity College at Singapore Management University, Visiting Professor of Innovation and Entrepreneurship Center at Nanyang Technological University, Director of Massachusetts Institute of Technology REAP Guangzhou Center, President of Southern Institute of Financial Technology, committee member of Major Administrative Decision-making Advisory Committee at People’s Government of Guangdong Province, and committee member of Guangzhou Equity Exchange.

Dr. Xiaping Cao currently also serves as the associate editor of international renowned economic journal Economic Modelling and Frontier in Artificial Intelligence. Dr. Cao has been invited to serve as the featured chief editor of Pacific Basin Finance Journal, a well-known international financial Journal. Dr. Cao has published many papers as the first author in top international financial and management journals, including Journal of Financial Economics, Journal of Corporate Finance, Journal of Banking and Finance, Journal of Quantitative and Financial Analysis, and Management Science. In addition, he is working as an adviser to the Securities Investor Association, initiated by Singapore Exchange (SGX).

Dr. Cao received his PhD Degree in Finance from Boston College, under the supervision of Professor Josh Lerner from Harvard Business School, a well-known scholar in venture capital and private equity.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter to Mr. Xiaping Cao, dated March 22, 2022
99.1	Press release “China Xiangtai Food Co., Ltd. Announces Appointment of Dr. Xiaping Cao to Its Board of Directors”, dated March 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2022	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board